

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Assaf Wand
Director and Chief Executive Officer
Hippo Holdings Inc.
150 Forest Avenue
Palo Alto, CA 94301

   Re: Hippo Holdings Inc.
    Registration Statement on Form S-1
    File No. 333-259040
    Filed August 24, 2021

Dear Mr. Wand:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric Envall at (202) 551-3234 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance